UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-34620 CUSIP Number: 46333X108

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ironwood Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 Summer Street, Suite 2300

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02110

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ironwood Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”). The Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense because of the circumstances described below.

Based upon currently available information, the Company expects to report one or more material weaknesses in its internal controls and expects its internal control over financial reporting will be ineffective as of December 31, 2024. As a result, the Company requires additional time (i) to complete management’s assessment of the effectiveness of internal control over financial reporting and (ii) to complete certain processes and procedures to finalize the Form 10-K.

The Company anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gregory Martini	617	374-5230
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not anticipate any significant changes in results of operations. On February 27, 2025, the Company issued a press release announcing financial results for the year ended December 31, 2024 and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on February 27, 2025. Information about the Company's financial results for the year ended December 31, 2024 compared to the year ended December 31, 2023 was included in such press release.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding the timing of filing the Form 10-K and the Company’s ongoing review of its financial statements. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are financial statement adjustments identified by the Company in the course of completing management's assessment of the effectiveness of internal control over financial reporting and completing certain processes and procedures to finalize the Form 10-K, and the other risks described more fully in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable securities law.

Ironwood Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 3, 2025	Ironwood Pharmaceuticals, Inc.

	By:	/s/ Gregory Martini
Gregory Martini
Senior Vice President, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).